ALSTON&BIRD

The Atlantic Building
950 F Street, NW
Washington, DC 20004-1404
202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

April 10, 2023

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Asen Parachkevov, Esq.

Jaea Hahn, Esq.

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 540 to the Trust’s Registration Statement on Form N-1A, filed on March 31, 2023

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on April 4, 2023 (the “Comments”), relating to Post-Effective Amendment No. 540 (“PEA No. 540”) to the Trust’s Registration Statement on Form N-1A filed on March 31, 2023, regarding the Beacon Tactical Risk ETF (the “Tactical Risk Fund”) and the Beacon Selective Risk ETF (the “Selective Risk Fund” and together with the Tactical Risk Fund, the “Funds”), each a series of the Trust. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments and a revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Prospectus – Fees and Expenses of the Fund

Comment #1

The Staff notes that the “Other Expenses” figure of 1.61% is relatively high. Please provide an explanation of what the “Other Expenses” fee is accounting for.

Response #1

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April 10, 2023

The Registrant notes that “Other Expenses” for each of the Funds are high due to the expectation that each Fund will have $30 million in assets at end of its first year, resulting in average net assets of only $15 million for the year, which is what is used for the estimates.

Comment #2

The Staff notes that calculations of the expense examples on pages 1 and 7 of the prospectus appear miscalculated. The year one example is accurate, reflecting the year one fee waiver, but the year three figure should be higher to account for the total annual fund operating expenses without the fee waiver.

Response #2

The Registrant has revised the expense example in response to the Staff’s comment. Please see the revised expense example for each Fund below:

Tactical Risk Fund

Example. This Example is intended to help you compare the cost of investing in the Tactical Risk Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Tactical Risk Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Tactical Risk Fund’s operating expenses remain the same. The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through June 30, 2024. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$112	$~~487~~616

Selective Risk Fund

Example. This Example is intended to help you compare the cost of investing in the Selective Risk Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Selective Risk Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Selective Risk Fund’s operating expenses remain the same. The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through June 30, 2024. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$112	$~~487~~616

Summary Prospectus – Principal Investment Strategies

April 10, 2023

Comment #3

With respect to the Tactical Risk Fund, the Staff notes a discussion of high-and-low water marks in the “Principal Investment Strategies.” Please clarify or describe how the water marks are utilized.

Response #3

The Adviser has confirmed to the Registrant that the high water and low water marks are measured since the last trigger. For example, if the Tactical Risk Fund is triggered to sell the Underlying Sector ETFs and the benchmark continued to fall, the low watermark is the lowest point for the benchmark from the initial sell trigger for the Underlying Sector ETFs. Similarly, if the Tactical Risk Fund was invested in Underlying Sector ETFs and the benchmark continued to rise, the high watermark would be the highest the benchmark has been since it last bought into Underlying Sector ETFs.

The Registrant has clarified its disclosure in response to the comment. Please see revised disclosure below:

Principal Investment Strategies. The Tactical Risk Fund is an actively managed exchange-traded fund (“ETF”) that may engage in active trading.  The Tactical Risk Fund will use a “fund of funds” approach, and seeks to achieve its investment objective by investing in the shares of market sector exchange-traded funds (each an “Underlying Sector ETF” and, collectively, the “Underlying Sector ETFs”). Each Underlying Sector ETF is an “index fund” that invests in the equity securities of companies in a particular U.S market sector or group of industries. The objective of each Underlying Sector ETF is to track its respective underlying sector index by replicating the securities in the underlying sector index.

Under normal market conditions, the Tactical Risk Fund will invest substantially all of its assets in Underlying Sector ETFs with an equal weighting across 11 different U.S. market sectors – Communication Services, Consumer Discretionary, Consumer Staples, Energy, Financials, Health Care, Industrials, Information Technology, Materials, Real Estate and Utilities. The Tactical Risk Fund intends to invest in one ETF for each market sector. The 11 sector ETFs are equally weighted as the first line of defense to maximize diversification so that no single sector can swing performance dramatically in one direction or the other.

When selecting Underlying Sector ETFs, the Adviser searches for sector ETFs that have low expenses, minimal tracking error to the underlying indexes, and sufficient liquidity. The Underlying Sector ETFs are unaffiliated with the Adviser, and invest solely in U.S.-based issuers. The market capitalization of the underlying portfolio securities of the Underlying Sector ETFs vary and have no limit. Each Underlying Sector ETF varies in composition and may either be diversified or non-diversified. The number of portfolio companies in each of the Underlying Sector ETFs generally ranges from a lower-end of approximately 100 portfolio companies to a higher-end of approximately 400 portfolio companies.

The Tactical Risk Fund also employs a strategy that attempts to minimize losses in

April 10, 2023

volatile markets by monitoring the Underlying Sector ETFs as a group using the Adviser’s internal equally weighted benchmark portfolio of the Underlying Sector ETFs (the “Benchmark Portfolio”). When performance of that group falls by approximately 10% from its high-water mark, or highest valuation, as measured using the Benchmark Portfolio since investing in the Underlying Sector ETFs, a stop loss is triggered, and all of the Underlying Sector ETFs are sold and the proceeds invested in fixed income ETFs – either equally across a short-term bond ETF, an intermediate-term bond ETF and a long-term bond ETF, or in a single short-term bond ETF (each an “Underlying Fixed Income ETF” and, collectively, the “Underlying Fixed Income ETFs”) as discussed in more detail below. When performance of the Benchmark Portfolio rises within a range of approximately 15% to 25% from its low watermark, or lowest valuation, since investing in the Underlying Fixed Income ETFs, the Tactical Risk Fund will liquidate all of the Underlying Fixed Income ETFs and re-invest in the Underlying Sector ETFs with an equal weighting across the 11 market sectors. The Benchmark Portfolio and the Tactical Risk Fund’s portfolio are substantially similar but differ in that (i) the Fund’s portfolio holds cash for both fees and dividends paid, while the Benchmark portfolio only holds cash for dividends paid; and (ii) the Fund’s Portfolio and Benchmark Portfolio are both rebalanced when they are materially out of alignment with the target allocation, but the Benchmark Portfolio is also rebalanced semi-annually.

When selecting Underlying Fixed Income ETFs, the Adviser searches for fixed income ETFs that have low expenses, minimal tracking error to the underlying indexes, and sufficient liquidity. The Underlying Fixed Income ETFs are unaffiliated with the Adviser, and invest in medium and larger issues of U.S. government, investment-grade corporate, and investment-grade international dollar-denominated bonds. The Underlying Fixed Income ETFs generally seek to maintain a dollar-weighted average maturity and average duration consistent with the respective short-term bond, intermediate-term bond and long-term bond indices they track. Maturities of bonds held by the Underlying Fixed Income ETFs generally are 1 year or greater with average maturities generally ranging from approximately 3 years on the low-end to 23 years on the higher end.

When the Tactical Risk Fund is invested in Underlying Fixed Income ETFs, the Adviser monitors daily a benchmark index that represents short-term bonds (the “2.0 Fixed Income Benchmark Portfolio”) to determine whether to be invested equally across three Underlying Fixed Income ETFs representing short-term bonds, intermediate-term bonds and long-term bonds, respectively, or to be invested in a single ETF representing short-term bonds. When the Tactical Risk Fund initially sells out of the Underlying Sector ETFs, it will invest equally across a short-term bond ETF, an intermediate-term bond ETF and a long-term bond ETF. However, when the 2.0 Fixed Income Benchmark Portfolio reaches its highest value since investing in the Underlying Fixed Income ETFs and then drops 4% from ~~the~~that high watermark, the Adviser will sell out of the intermediate-term bond ETF and long-term bond ETF.  The proceeds from the liquidation will then be invested in a single short-term bond ETF.  This 100% short-term fixed income allocation is maintained until a buy trigger is initiated to move back to an equal weighting across a short-term bond ETF, an intermediate-term bond ETF and a long-term bond ETF.  This buy trigger is based on

April 10, 2023

the performance of the 2.0 Fixed Income Benchmark Portfolio, however, unlike the sell trigger, the buy trigger has a range of initiation.  The buy trigger can range from a gain of 6% to 16% from the 2.0 Fixed Income Benchmark Portfolio’s low-water mark (or lowest valuation) since investing in a short-term bond ETF only. Once a buy trigger is initiated, the Underlying Fixed Income ETFs will be re-allocated in the short-term bond ETF, an intermediate-term bond ETF and a long-term bond ETF with equal weighting.

The Trading Sub-Adviser is responsible for executing portfolio transactions and implementing the Adviser's decisions for the Fund.

Appendix - Related Performance Information of Similar Accounts

Comment #4

Please clarify whether the $25,000 “excluded accounts” threshold on page 33 of the prospectus is derived from Global Investment Performance Standards (“GIPS”).

Response #4

The Adviser notes that the specific $25,000 “excluded account” threshold is not a GIPS requirement. Instead, each advisory firm proposes their own criteria for what makes sense to include in a portfolio or model, and GIPS independently and objectively evaluates and approves the proposed criteria. The Adviser proposed a $25,000 account threshold, which was accepted by GIPS. The Adviser notes that it proposed $25,000 as the account threshold primarily because, below this amount, the Adviser is unable to employ the strategy as it is intended as the Adviser is unable to equally weight such accounts across the 11 sector ETFs as the cost of ETF shares can vary significantly and there are no fractional ETF shares. $25,000 or more, however, is generally sufficient for the Adviser to equally weight across the 11 sectors.

Comment #5

Regarding the performance data of the Composite, please confirm that all accounts included in the Composite are fee paying accounts and that the Composite does in fact include all actual fees charged to the accounts.

Response #5

The Adviser has confirmed to the Registrant that all accounts included in the Composite are fee-paying accounts and that it excludes any non-fee-paying accounts. The Adviser has also confirmed to the Registrant that the Composite includes all actual fees charged to the accounts included in the Composite.

Comment #6

The Staff notes that there is discussion of a sub-adviser that executes trades for the primary adviser, in addition to discussion of board approval of a sub-advisory agreement. The Staff notes that it cannot locate the sub-advisory agreement as an exhibit to the prospectus.

Response #6

April 10, 2023

The Registrant will file the sub-advisory agreement with Exchange Traded Concepts (ETC) as an exhibit in its post-effective amendment to its registration statement addressing these comments.

Statement of Additional Information

Comment #7

As it relates to the sub-advisory agreement, pursuant to Item 19 of Form N-1A, you must disclose the compensation payable to the sub-adviser. There is currently no fee-related disclosure pertaining to the sub-adviser.

Response #7

The Registrant has revised the disclosure in response to the Staff’s comment. Please see the revised disclosure below:

Prospectus:

The Trading Sub-Adviser

Exchange Traded Concepts, LLC, an Oklahoma limited liability company located at 10900 Hefner Pointe Drive, Suite 400, Oklahoma City, Oklahoma 73120, serves as the ~~Fund’s~~Funds’ trading sub-adviser. Under the supervision of the Adviser, the Trading Sub-Adviser is responsible for executing portfolio transactions and implementing the Adviser's decisions for the ~~Fund~~Funds. In addition, the Trading Sub-Adviser is responsible for maintaining certain transaction and compliance related records of the ~~Fund. As~~ Funds.

Pursuant to an agreement between the Adviser and Trading Sub-Adviser (the “Sub-Advisory Agreement”), as compensation for the sub-advisory services it provides to the Fund, the Adviser will pay the Trading Sub-Adviser a fee ~~pursuant to an agreement between the Adviser and Trading Sub-Adviser (the “Sub-Advisory Agreement”).~~, computed daily, at an annual rate based on the greater of (1) the Minimum Sub-Advisory Fees or (2) the average daily net assets of the Funds in accordance with the following fee schedule (the “Asset-Based Sub-Advisory Fees"), if the aggregate Asset-Based Sub-Advisory Fees exceed the aggregate Minimum Sub-Advisory Fees:

	Minimum Sub-Advisory Fees	Asset-Based Sub-Advisory Fees
Tactical Risk Fund	$22,500	0.03%
Selective Risk Fund	$22,500	0.03%

A discussion regarding the basis for the Board of Trustees’ approval of the Advisory Agreement and the Sub-Advisory Agreement will be available in the ~~Fund’s~~Funds’ first report to shareholders.

Statement of Additional Information:

April 10, 2023

Trading Sub-Adviser

Exchange Traded Concepts, LLC, an Oklahoma limited liability company located at 10900 Hefner Pointe Drive, Suite 207, Oklahoma City, Oklahoma 73120, serves as the sub-adviser to the Fund (the "Trading Sub-Adviser"). The Sub-Adviser is majority owned by Cottonwood ETF Holdings LLC. As of November 30, 2022, the Trading Sub-Adviser had approximately $5.5 billion in assets under management.

The Adviser and the Trading Sub-Adviser have entered into an investment sub-advisory agreement with respect to the Fund (the “Sub-Advisory Agreement”). Pursuant to a Sub-Advisory Agreement, the Trading Sub-Adviser is responsible for trading portfolio securities on behalf of the Fund, including selecting broker-dealers to execute purchase and sale transactions as instructed by the Adviser or in connection with any rebalancing, subject to the supervision of the Adviser and the Board.

After the initial two-year term, the continuance of the Sub-Advisory Agreement must be specifically approved at least annually: (i) by the vote of the Trustees or by a vote of the majority of the outstanding voting securities of the Fund and (ii) by the vote of a majority of the Trustees who are not parties to the Sub-Advisory Agreement or “interested persons” of any party thereto, cast in person at a meeting called for the purpose of voting on such approval. The Sub-Advisory Agreement will terminate automatically in the event of its assignment or in the event of the termination of the Advisory Agreement, and is terminable at any time without penalty by the Board.

As compensation for the sub-advisory services it provides to the Funds, the Adviser will pay the Trading Sub-Adviser a fee, computed daily, at an annual rate based on the greater of (1) the Minimum Sub-Advisory Fees or (2) the average daily net assets of the Funds in accordance with the following fee schedule (the “Asset-Based Sub-Advisory Fees"), if the aggregate Asset-Based Sub-Advisory Fees exceed the aggregate Minimum Sub-Advisory Fees:

	Minimum Sub-Advisory Fees	Asset-Based Sub-Advisory Fees
Tactical Risk Fund	$22,500	0.03%
Selective Risk Fund	$22,500	0.03%

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum